UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Moms Online, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

60879C105
(CUSIP Number)

30 N. Gould St Suite R Sheridan WY 82801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879C105
1.	Names of Reporting Persons Richard Magrann-Wells
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,800,000
8.	Shared Voting Power:
9.	Sole Dispositive Power:
10.	Shared Dispositive Power:
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.88
14.	Type of Reporting Person (See Instructions) IN

Item 1.Security and Issuer

Common Stock, $.001 par value

Item 2.Identity and Background

(a)Richard Magrann-Wells

(b)30 N. Gould Dr. Suite R, Sheridan, WY 82801

(c)Chairman, BlockHold Capital, Inc., 30 N. Gould Dr. Suite R, Sheridan, WY 82801

(d)Neither of the reporting persons has during the past 5 years been convicted in any criminal proceeding.

(e)Neither of the reporting persons has during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.Source and Amount of Funds or Other Consideration

Shares of BlockHold Capital, Inc.

Item 4.(a)-(j) Purpose of Transaction

Acquisition of BlockHold Capital Inc.

Item 5.Interest in Securities of the Issuer

Moms Online, Inc.

Amount: 2,800,000

Percentage: 8.5%

Sole Voting Power: 2,800,000

Shared Voting Power:

Sole Dispositive Power: 2,800,000

Shared Dispositive Power:

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.Material to Be Filed as Exhibits

Share Purchase Agreement Attached

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2018
Date

/s/ Richard Magrann-Wells

Richard Magrann-Wells